FORM 6-K/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

Report of Foreign Private Issuer Pursuant to Rule 13a-16 OR 15d-16
UNDER the Securities Exchange Act of 1934

December 10, 2015

Commission File Number: 333-189150

LLOYDS BANKING GROUP PLC

5th Floor
25 Gresham Street

London EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____    No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

EXPLANATORY NOTE

By this Amendment No. 1, Lloyds Banking Group plc amends its report on Form 6-K furnished on December 10, 2015, which contains the below news release by Lloyds Banking Group plc (the “Original Form 6-K”), solely for the purposes of adding the following to the title page of the Original Form 6-K: “This report on Form 6-K shall be incorporated by reference in Lloyds Banking Group plc’s exchange offer memorandum relating to an offer to certain eligible holders to exchange specified series of outstanding subordinated debt securities issued by HBOS plc and Lloyds Bank plc, wholly-owned subsidiaries of Lloyds Banking Group plc, for Lloyds Banking Group plc’s Tier 2 subordinated debt securities, dated November 23, 2015.”

This Amendment No. 1 does not modify or update the disclosure in the Original Form 6-K, including with respect to forward-looking statements, in any way, other than as indicated above.

10 December 2015

ENHANCED CAPITAL NOTES – COURT OF APPEAL DECISION

Further to the RNS dated 3 June 2015 and the announcement released by the Group earlier today, the Civil Division of the Court of Appeal has now given its decision in respect of the interpretation of certain terms of the Enhanced Capital Notes (ECNs).

The court found unanimously in the Group’s favour that a Capital Disqualification Event, as defined in the conditions of the ECNs, has occurred. This judgment gives the Group the right, subject to conditions, to redeem any series of ECNs at par or (in relation to certain series) a make-whole price (the Regulatory Call Right).

The Group welcomes this unanimous decision from the Court of Appeal. It remains our intention to call those ECNs listed in the RNS dated 16 December 2014 using the Regulatory Call Right.

The Group continues to consider its options in relation to the remaining series of ECNs, notes the time elapsed since the December 2014 stress test, and intends to provide further guidance in due course. The Group reserves its right to exercise the Regulatory Call Right and redeem any or all series of ECNs at any time in accordance with the terms and conditions of each series of the ECNs.

The Group will also request that the temporary suspension of the ECNs from the Official List be lifted by the Financial Conduct Authority.

– END –

For further information:

Investor Relations
Douglas Radcliffe	+44 (0) 20 7356 1571
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Smith	+44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh EH1 1YZ

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the potential for one or more countries to exit the Eurozone or European Union (EU) (including the UK as a result of a referendum on its EU membership) and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; pandemic, natural and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the EU, the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today’s date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)
Date:	December 10, 2015	By:	/s/ Vishal Savadia
			Name:	Vishal Savadia
			Title:	Head of Capital Issuance